UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐Form N- CSR

For Fiscal Period Ended: June 28, 2014

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

BODY CENTRAL CORP.

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)

6225 Powers Avenue
Jacksonville, FL 32217

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Body Central Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 28, 2014 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because additional time is required to finalize quarter-end adjustments and complete the quarter-end review due to delays, greater disclosure complexity and time-sensitive obligations connected with the Company's previously announced June 27, 2014 closing of a securities purchase agreement and registration rights agreement with investors, the issuance and sale of $18.0 million in aggregate principal amount of its subordinated secured convertible notes, and the issuance of two new series of preferred stock. The closing of the purchase agreement, registration rights agreement, and the issuance of the notes and preferred stock were disclosed on the Company's Form 8-K filed on June 30, 2014. The Company intends to file the Form 10-Q with the Securities and Exchange Commission as soon as practicable, but no later than August 12, 2014.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard L. Walters, Jr.	(904)	737-0811
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please refer to the the attachment hereto regarding the anticipated change in operating results.

BODY CENTRAL CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2014	By: /s/ Richard L. Walters, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

Part IV. (3) Attachment
Explanation of anticipated change in operating results
The Company anticipates that net sales will be approximately $56 million for the quarter ended June 28, 2014, which is a decrease of $19 million from the $75 million reported in the second quarter of 2013. The Company also expects to report a pre-tax loss in a range from $15.9 million to $17.9 million for the second quarter of 2014, compared to pre-tax loss of $14.2 million for the second quarter of 2013. The figures for the three months ended June 28, 2014 do not include an expected $3 million to $5 million impairment charge to the Company's trade name, an expected, yet to be finalized impairment to certain fixed assets, nor do they include an anticipated additional valuation allowance on deferred tax assets, and are unaudited, preliminary and subject to change.
For the six months ended June 28, 2014, the Company anticipates that net sales will be approximately $116 million compared to $157 million for the six months ended June 29, 2013. The Company expects to report a pre-tax loss in a range from $25.5 million to $27.5 million for the six months ended June 28, 2014, compared to pre-tax loss of $10.3 million for the six months ended June 29, 2013.  The figures for the six months ended June 28, 2014 do not include an expected $3 million to $5 million impairment charge to the Company's trade name, an expected, yet to be finalized impairment to certain fixed assets, nor do they include an anticipated additional valuation allowance on deferred tax assets, and are unaudited, preliminary and subject to change.
The Company’s cash, cash equivalents and short-term investments were approximately $4.4 million at June 28, 2014, compared to $38.8 million as of June 29, 2013. Additionally, the Company had $18.0 million in accounts receivable on June 28, 2014, reflecting the forthcoming proceeds of the $18.0 million in subordinated secured convertible notes issued on June 27, 2014. The proceeds of the the subordinated secured convertible notes were received by the Company on June 30, 2014, the first business day of the Company's third fiscal quarter. Cash and cash equivalents were approximately $12.9 million as of August 5, 2014. As of August 5, 2014, the Company had $12 million drawn on its $17 million commitment from Crystal Financial LLC. The Company also expects to include a subsequent event in the forthcoming Form 10-Q indicating that the Company has made the strategic determination to not relocate its corporate office and distribution center to the facilities contemplated in the January 15, 2013 lease agreement between GIV Imeson, LLC and Body Central Stores, Inc.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the timing of the filing of the second quarter 2014 Form 10-Q.